Exhibit 99.2

Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

Celyad Reports First Half 2018 Financial Results and Operational Progress

Conference call scheduled for Thursday, 23 August at 2:00 p.m. CEST / 8:00 a.m. EDT

•	Dose escalation portion of THINK1 clinical trial in solid arm completed

•	Successful administration of CYAD-01 in first patients in SHRINK[2] and LINK[3] trials

•	Initiation of EPITHINK[4] and DEPLETHINK[5] clinical trials following FDA acceptance of IND applications

•	Haematologica publication of THINK study case report

•	Strong cash position after completion of Celyad’s €46.1 million global offering

•	Strengthening of the Board of Directors and Scientific Committee with the appointment of the former CSO of Kite Pharma, Dr. Margo Roberts

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced its consolidated financial results for the six-month period ending 30 June 2018 prepared in accordance with IFRS as endorsed by the European Union. The full interim financial report is available on Celyad’s website in the “Investors” section. The half year 2018 consolidated financial statements were subject to a limited review by the company’s statutory auditors.

“We are very pleased with the progress made by Celyad in the first half of 2018, with significant advancement of our clinical programs for CYAD-01 across a number of programs in which, to date, we have observed preliminary signs of activity and a favorable tolerability profile”, commented Dr. Christian Homsy, CEO of Celyad. “We are particularly encouraged by the progress we have made in the hematological arm of our THINK trial and are thrilled that last month the FDA permitted our IND application to go into effect for CYAD-101, the world’s first non-gene edited allogeneic CAR-T clinical program. We are confident that 2018 will be a milestone year for Celyad as we continue to advance our platform across multiple indications.”

[1]	THINK – THerapeutic Immunotherapy with CAR-T NKG2D
[2]	SHRINK – Standard cHemotherapy Regimen and Immunotherapy with CAR-T NKG2D
[3]	LINK – Locoregional Immunotherapy with CAR-T NKG2D
[4]	EPITHINK – EPIgenetic drug treatment and THerapeutic Immunotherapy with CAR-T NKG2D
[5]	DEPLETHINK – LymphoDEPLEtion and THerapeutic Immunotherapy with CAR-T NKG2D

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Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

Operational Highlights

Progress made in Acute Myeloid Leukemia (AML)

THINK Trial

•	Interim results demonstrate signs of clinical activity ranging from complete responses to stable diseases at lower doses in AML patients receiving one cycle of CYAD-01 per protocol.

•	Twelve patients[6] have been enrolled to date. Enrollment for the highest dose (3x109) is expected to be completed in September 2018.

•

A complete second cycle of investigational therapy was administered in the first AML patient enrolled into the second dose level (1x109). A second AML patient at the third dose level (3x109) has received the first injection of the second cycle. The second cycle is administered to determine the impact of the clinical benefit of additional CYAD-01 administrations. No dose-limiting toxicity has been observed to date.

•	The first ever reported complete response by an investigational CAR-T cell therapy without preconditioning in a patient with refractory and relapsed AML was published as a case study in Haematologica.

•	Preliminary results of the dose escalation segment will be reported in December during the American Society for Hematology (ASH) Annual Meeting (December 1-4, San Diego).

EPITHINK Trial

•

Based on feedback from the FDA, we finalized the EPITHINK protocol – a trial evaluating the synergetic effect of the concurrent administration of CYAD-01 (CAR-T NKG2D) with a standard of care hypomethylating agent (HMA) i.e. 5-azacytidine (AZA) in treatment-naïve Acute Myeloid Leukemia (AML) or myelodysplastic syndrome (MDS) patients not candidates for intensive therapy.

DEPLETHINK AML Trial

•

Based on feedback from the FDA, we finalized the DEPLETHINK AML protocol – a trial to evaluate administration of CYAD-01 after a traditional preconditioning regimen in refractory/relapsing AML and MDS patients.

Progress made in Colorectal Cancer (CRC)

THINK Trial

•	Fourteen solid cancer patients (one pancreas, two ovarian and eleven CRC) completed the three dose-levels evaluated in the dose escalation segment.

•

One dose-limiting toxicity (DLT) was reported at the highest dose-level (3x109) triggering the enrollment of three additional patients. No other DLT was reported in the three additional patients treated at the third dose level.

•	Preliminary results will be reported during the Society for Immunotherapy of Cancer (SITC) Annual Meeting (November 7-11, Washington).

[6]	Eight AML patients, one MDS (myelodysplastic syndrome) and three MM (Multiple Myeloma) patients

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Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

SHRINK Trial

•	Three CRC patients were treated at the first dose level (1x108) with no dose-limiting toxicity reported to date in combination with current standard of care.

LINK Trial

•	One CRC patient has received three local hepatic transarterial injections at the first dose level (3x108) with no dose-limiting toxicity reported to date.

DEPLETHINK CRC Trial

•	This study evaluates the administration of CYAD-01 after traditional preconditioning regimen in patients suffering from colorectal cancer. The first patient has been registered.

CYAD-01 clinical trial pipeline

Subsequent Operational Events to First Half

In July, Celyad’s Investigational New Drug (IND) application went into effect with the FDA for CYAD-101, the world’s first non-gene edited allogeneic CAR-T clinical program. CYAD-101 is the first of a family of investigational non-gene edited allogeneic CAR-T cell therapies that will draw on the experience from the SHRINK autologous CAR-T program to target colorectal cancer. The FDA also indicated that the Allo-SHRINK trial, evaluating the safety and clinical activity of CYAD-101 in patients with unresectable colorectal cancer in combination with standard chemotherapy, is allowed to proceed.

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Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

Corporate and Financial Highlights for the First Half of 2018

In May, Celyad successfully completed a global offering with gross proceeds of approximately $54.4 million (approximately €46.1 million). At the end of June 2018, the Company reported total cash and short-term investments of €63 million, which are expected to be sufficient to support its operating capital expenditure into mid-2020.

In early August, Margo Roberts, Ph.D., joined Celyad’s Board of Directors and scientific committee. Dr. Roberts was Chief Scientific Officer at Kite Pharma, Inc., before becoming Senior Vice President of Discovery Research where she focused on next therapeutic approaches including Kite’s allogeneic T-cell programs. With Dr. David Gilham, Celyad’s VP of R&D, she will provide input into the scientific strategy of the company.

Also, in August, the Company announced the appointment of Filippo Petti as Chief Financial Officer as from 3 September, succeeding Patrick Jeanmart. Prior to joining Celyad, Mr. Petti served as VP of Healthcare Investment Banking at Wells Fargo Securities and William Blair & Company. His deep industry expertise, experience in oncology and connectivity within the U.S. investor community will help Celyad’s development in the U.S. capital and financial market.

Commenting on the 2018 half year results, Patrick Jeanmart, Chief Financial Officer of Celyad, said: “Thanks to the successful capital raise made last May, we reported a comfortable cash position which we expect will be sufficient to support Celyad’s operating expenses and capital expenditure requirements, based on the current scope of our activities, into mid-2020. We are committed to careful oversight of our cash and resource management allowing the meaningful advancement of our preclinical and clinical CAR-T platform across multiple indications.”

Selected First Half 2018 Financial Results

In million euros	H1 2018	H1 2017
Revenues	2.5	3.5
Research & development expenses	(11.1)	(11.1)
General & administrative expenses	(5.5)	(4.2)
Other income/(expenses)	(4.7)	(1.3)
Operating loss	(18.8)	(13.7)
Loss of the period	(18.5)	(14.4)
Loss per share (in €)	(1.79)	(1.52)
Net cash used in operations	(13.9)	(14.5)
Cash and short-term investment	63.2	68.8

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Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

Conference Call Details

Celyad’s management will host a conference call on Thursday, 23 August 2018 at 2:00 p.m. (CEST) / 8:00 a.m. (EDT) to comment on the mid-year operational and financial results. Patrick Jeanmart, CFO, will deliver a brief presentation followed by a Q&A session.

Participants are asked to call the assigned numbers approximately five minutes before the conference call begins.

The call can be accessed by dialling the numbers below and using the passcode: 1835859

International:	+44 (0) 2071 928338
Belgium:	02 793 3847
France:	0805 101465
UK:	0800 2796619
US:	1 877 870 9135

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), is currently evaluated in a Phase I dose escalation clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). The safety and clinical activity of the CYAD-01 therapy concurrently administered with standard-of-care treatments or preconditioning chemotherapy is also assessed in a full clinical development program focused on acute myeloid leukemia and colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

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Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

For more information, please contact:

Celyad

Christian Homsy, CEO and Patrick Jeanmart CFO

Nicolas Van Hoecke, Director, Investor Relations & Communications - T: +32(0) 10 39 41 84 - investors@celyad.com

For Belgium: Comfi

Sabine Leclercq - T.: +32 (0)2 290 90 90 - celyad@comfi.be

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For the U.S.: LifeSci Advisors

Daniel Ferry - T.: +1 (617) 535 7746 - daniel@lifesciadvisors.com

Public Relations: Allison Blum - T:+1 (646) 627 8383 - allison@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and the new mAb manufacturing method used to manufacture this drug product candidate; statements concerning the ongoing and planned clinical development of CYAD-01, including the timing of data readouts and presentations; the clinical and commercial potential of CYAD-01 and the adequacy of Celyad’s financial resources; Celyad’s financial condition, results of operation and business outlook; and Celyad’s expected cash burn. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the interim data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 drug product candidate. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 drug product candidate. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our new mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 in the United States and Europe and subsequent commercial success of CYAD-01, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks

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Press Release 23 August 2018 07:00 a.m. CEST Regulated Information

can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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